

RECD S.E.C.

FEB 2 2 2006

1088

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-25280

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/05___ AND ENDING ___12/31/05___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *THE WindMill Group, INC*

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

253 Route 202
                              (No. and Street)

SOMERS   NY   10589
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John MACERANKA   914-277-2700
                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GARDNER & GARDNER / JAMES GARDNER
                    (Name – if individual, state last, first, middle name)

734 Walt Whitman RD STE 413 Melville, Ny 11747
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____John   Macetanka_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____The   Windhill   Group, Inc_____, as of _____December 31_____, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



THE WINDMILL GROUP, INC.

ANNUAL REPORT

DECEMBER 31, 2005

THE WINDMILL GROUP, INC.
ANNUAL REPORT
DECEMBER 31, 2005

TABLE OF CONTENTS




February 1, 2006

To the Stockholders of
The Windmill Group, Inc.
253 Route 202
Somers, New York 10589

I have audited the accompanying balance sheet of The Windmill Group, Inc., as of December 31, 2005 and the related statements of operation, accumulated deficit, and cash flows for the year ended December 31, 2005. These financial statements are the responsibility of company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Windmill Group, Inc. as of December 31, 2005 and the results of their operations and cash flows for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Robert J. Gardener, CPA

January 18, 2006

THE WINDMILL GROUP, INC.
BALANCE SHEET
DECEMBER 31, 2005

ASSETS

Current Assets

Cash	$ 20,606
Accounts receivable	8,477
Total	29,083

Fixed Assets

Office equipment	5,000
Furniture & fixtures	1,000
	6,000
Less: Accumulated depreciation	(6,000)
Net equipment and fixtures	0

Total Assets	$ 29,083

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities

Commissions payable	$ 16,990
Accrued expenses payable	906
Total Liabilities	17,896

Stockholders' Equity

Capital stock	2,700
Additional paid in capital	129,000
Retained earnings - (deficit)	(120,513)
Total	11,187
Total Liabilities and Stockholders' Equity	$ 29,083



THE WINDMILL GROUP, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2005

Revenues	
Commissions	$ 249,204
Miscellaneous	7,516
Total	256,720
Operating Expenses	270,246
Net Loss	(13,526)
Retained Earnings - (deficit) - January 1, 2005	(106,987)
Retained Earnings - (deficit) - December 31, 2005	$(120,513)

See accompanying notes and accountant's audit report.



THE WINDMILL GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities	
Net Loss	$ (13,526)
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	0
Changes in assets and liabilities	
Accounts receivable	(4,417)
Commission and accrued expenses payable	6,839
Total adjustments	2,422
Net cash from operations	(11,104)
Net decrease in cash and cash equivalents	(11,104)
Cash and cash equivalents - January 1, 2005	31,710
Cash and cash equivalents - December 31, 2005	$ 20,606

See accompanying notes and accountant's audit report.



THE WINDMILL GROUP, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2005

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounts Receivable

The present balance is all current and includes $8,477 due from the clearing broker, Cantella, Inc. This amount was received in full in January 2006.

Income Taxes

In 1987, the former shareholder elected to treat the company as a small business corporation ("S" corporation) for income tax purposes. As such, the company's income or loss and credits will be passed through to the shareholders and combined with their other personal income and deductions to determine taxable income on their individual returns.

Capital Stock

The present shareholders each own 50% of the company at December 31, 2005.



THE GARDENER GROUP, INC.

Financial Services for Growing Businesses

February 1, 2006

The Windmill Group, Inc.
253 Route 202
Somers, New York   10589

As an addendum to the annual report of December 31, 2005, I herewith submit the following exhibits:

"A-1"	Schedule of Operating Expenses
"A"	Statement of Changes in Stockholders' Equity for the Year Ended December 31, 2005
"B"	Computation of Net Capital Requirements
"C"	Computation of Net Capital

In my opinion, the aforementioned exhibits present fairly, the information under Security Exchange Commission Rule 17A-5(d)(4) in conformity with generally accepted accounting principles. It is also my opinion, that no material differences exist pursuant to SEC Rule 17a-5(d)(4) or SEC Rule 17a-5(j).

Robert J. Gardener

THE WINDMILL GROUP, INC.
OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2005

Operating Expenes

Bank charges	$	153
Commissions		185,814
Dues, subscriptions, and licenses		20,769
Equipment rentals		2,384
Insurance		1,704
Office expense & supplies		3,567
Postage & delivery		1,172
Professional fees		3,900
Rent		17,854
Salaries		24,000
Telephone		5,295
Taxes		2,413
Utilities		1,221
Total		**$ 270,246**



THE WINDMILL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
DECEMBER 31, 2005

Balance - January 1, 2005	$ 24,713
Net Loss	(13,526)
Balance - December 31, 2005	$ 11,187



THE WINDMILL GROUP, INC.
COMPUTATION OF NET CAPITAL REQUIREMENT
DECEMBER 31, 2005

Minimum Net Capital Required
6 2/3% of aggregate indebtedness $ 1,194
=======

Minimum Required $ 5,000
=======

Net Capital Required
(Greater of above amounts) $ 5,000
=======

Excess Net Capital
(Net Capital $11,187 per Exhibit C
less net capital requirement $5,000) $ 6,187
=======

Excess Net Capital at 1,000%
(Net Capital less 10% of total liabilities
net secured or subordinated) $ 9,397
=======



Exhibit C

THE WINDMILL GROUP, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2005

Total stockholders' equity from the balance sheet equity	$ 11,187
Liabilities subordinated to claims of general creditors	0
Total capital & allowable subordinated liabilities	$ 11,187
Less: non allowable assets from the balance sheet:	
Other assets	0
Total	11,187
Less: 2% haircut on securities	0
Net Capital	$ 11,187

